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MindWalk Holdings Deploys Pandemic Response Platform via HYFT® Technology as Ebola and Hantavirus Outbreaks Expose the Limits of Strain-Specific Coverage

AUSTIN, Texas — May 27, 2026 (BUSINESS WIRE) — MindWalk Holdings Corp. (NASDAQ: HYFT), a bio-native AI therapeutic research and technology company, today announced the launch of its Pandemic Response Platform, a deployment configuration of the Company's proprietary HYFT® biological pattern system and LensAI™ platform purpose-built for outbreak preparedness, rapid countermeasure design, and pan-strain antigen and antibody generation against RNA viruses. The Platform draws on the same biological intelligence infrastructure that has supported more than 20 molecules advanced to the clinic across the Company's programs, and is currently deployed on its wholly owned pan-serotype Dengue and universal Influenza programs, both at in vivo proof-of-concept stage, targeting the RNA virus categories with the longest history of resisting broadly protective coverage. Cross-strain neutralization assays are currently underway for both programs.

RNA viruses mutate rapidly because replication introduces sequence changes at every cycle; most lack the proofreading mechanisms that DNA replication carries, meaning errors accumulate rather than get filtered. Surface proteins accumulate those changes fastest, meaning countermeasures built against one variant's surface provide diminishing coverage with each subsequent drift event or species jump. The Pandemic Response Platform bypasses the surface and targets the structural constraints RNA biology forces every viable variant to preserve.

The Platform extends the same constraint-driven discovery engine powering the Company's wholly owned pan-serotype Dengue and universal Influenza programs (both at in vivo proof-of-concept stage, with serotype cross-strain cross-reactivity analyses underway for Dengue) into a deployable workflow for governments, biodefense agencies, and pharmaceutical partners.

"Every outbreak response organized around the surface of a pathogen is a race the pathogen is built to win. We built the Pandemic Response Platform because we believed the only durable answer was to target the architecture the virus cannot change. Bundibugyo and Andes are not exotic surprises; they are known pathogens in families the conventional countermeasure framework was never designed to cover. Our focus now is ensuring the organizations that need this capability can access it,"said Dr. Jennifer Bath, PhD, Chief Executive Officer and President of MindWalk Holdings.

The Problem

RNA viruses have resisted broadly protective countermeasures not because the science is young, but because the discovery approach has a structural flaw. The World Health Organization tracks more than 1,650 epidemic events globally per year. CEPI's 100 Days Mission established the public benchmark that a safe and effective vaccine should be deliverable within 100 days of a Disease X pathogen sequence becoming available. The COVID-19 experience demonstrated that initial vaccine efficacy does not translate to durable, variant-proof coverage: each major antigenic shift reduced protection against prior formulations and required updated vaccines to recover it. Influenza vaccines continue to be reformulated annually. Dengue, with four serotypes and a biology that makes antibody-dependent enhancement a real risk, has resisted broadly protective coverage for decades. Two active WHO-declared emergencies in May 2026 make the cost of this gap concrete.

Across RNA virus countermeasure programs, three dynamics have consistently resisted conventional solutions:

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The target keeps moving. The surface of an RNA virus changes fastest. Every replication cycle accumulates mutations. Vaccines designed against this season's surface are already running behind by the time they reach arms. Dengue's four serotypes are the same problem at broader scale: antibodies raised against one serotype can enhance infection by another. Influenza does it predictably, necessitating annual reformulation.
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General-purpose AI inherits the flaw rather than solving it. Statistical AI models trained on viral sequence data predict what the next strain might look like based on what past strains looked like. They optimize for sequence similarity to known strains without the ability to distinguish epitopes that are biologically constrained to remain from those that are free to drift. The result is confident target selection against regions the virus is under no evolutionary pressure to preserve. The current Bundibugyo Ebola outbreak illustrates the consequence: the only approved Ebola vaccine was built for the Zaire strain. Bundibugyo is a structurally distinct species. There is no approved vaccine. Candidates are months from human trials.
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The cost of being wrong resets with every outbreak. Strain-reactive vaccines and antibodies deliver narrow protection and expire with every significant drift event or species jump. A discovery substrate anchored to conserved viral architecture compounds in value across every RNA virus program run on the same platform, because the conserved core does not expire when the surface changes.

“The reason we stay ahead of RNA viruses is not processing speed; we work from a different map. Conventional discovery asks what the virus currently looks like. HYFT encodes what it is constrained to look like, and The Knowledge Graph has been accumulating those boundaries across RNA virus space for 20 years. When a Bundibugyo or Andes sequence arrives, the constraint data for that pathogen family is already there,” said Dirk Van Hyfte, MD, PhD, Chief Technology Officer of MindWalk Holdings.

The Technology

The Pandemic Response Platform operates on the virus's instruction set: the biological patterns RNA viruses must maintain across all viable variants to attach to cells, replicate, and assemble. Alter them significantly, and the virus stops working. These constraints are stable against antigenic drift, verifiable across the evolutionary record of RNA virus families, and encoded in The Knowledge Graph's 660 million biological patterns and 25 billion relationships, refined continuously over 20 years of curation.

When a novel pathogen sequence arrives, LensAI indexes it against that existing constraint data without retraining. No model is built from scratch. The system identifies which regions sit within the constrained core. Because candidates are anchored to evolutionary constraint rather than surface similarity to known strains, they are designed to remain relevant across variants the analysis has not yet encountered.

About MindWalk Holdings Corp.

MindWalk Holdings Corp. (NASDAQ: HYFT) is a bio-native AI company building the biological intelligence infrastructure that life sciences AI and agentic AI require. Its proprietary HYFT system functions as the AI-ready data substrate for life sciences, a function-aware representation organized around HYFT pattern-objects that span sequence and structural biology, refined over 15 years of curation by a continuously evolving Knowledge Graph of 660 million biological patterns and 25 billion relationships, that enriches data at ingestion and compounds in analytical value with every program run on the platform. The LensAI platform operates on this infrastructure to enable target discovery, candidate diligence, and portfolio decision support, and to host the agentic AI workflows pharma is racing to deploy. MindWalk's architecture is designed so that the HYFT representation layer, rather than any individual AI model, is the durable, compounding competitive asset. The Company operates antibody discovery sites in Victoria, British Columbia and Fargo, North Dakota.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States and Canadian securities laws. Forward-looking statements are often identified by terms such as "expects," "intends," "plans," "anticipates," "believes," "estimates," "targets," or similar expressions, or by statements that certain actions, events, or results are expected to occur or be achieved. Forward-looking statements in this press release include, without limitation, statements regarding: the launch and operational deployment of the Pandemic Response Platform on the Company's wholly owned pan-serotype Dengue and universal Influenza programs; the current status and anticipated advancement of those programs, both at in vivo proof-of-concept stage with cross-strain neutralization assays underway for which no results have been disclosed; the characterization of HYFT® pattern-objects and the LensAI™ platform as capable of identifying candidates designed to remain relevant across viral variants not yet encountered by the analysis; the compatibility of the Platform's design with the CEPI 100-day countermeasure timeline; the Company's ability to deploy the Platform for government, biodefense, and pharmaceutical partners; the anticipated provision of pipeline updates as milestones are reached; the characterization of The Knowledge Graph's scale (660 million biological patterns and 25 billion relationships) and the Company's translational record (more than 20 molecules advanced to the clinic at a discovery success rate exceeding 98 percent); and statements regarding the structural, functional, or competitive characteristics of the HYFT® biological pattern system and LensAI™ platform. In vivo proof-of-concept results and neutralization assay outcomes do not ensure clinical advancement or commercial success of any program. Forward-looking statements are based on management's current expectations and assumptions and are subject to known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially, including: risks relating to the outcome of ongoing in vivo studies and neutralization assays; the ability to advance programs from proof-of-concept to clinical development; regulatory determinations; competition; intellectual property risks; the technical performance of AI-based discovery methods; the ability to enter into government, biodefense, or pharmaceutical partnership arrangements; and capital markets conditions. Additional information is available in MindWalk's Annual Report on Form 20-F and other filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov/edgar). Except as required by law, MindWalk undertakes no obligation to update any forward-looking statement. Nothing in this press release constitutes investment advice. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.s

Trademarks

HYFT®, LensAI™, HYFT Base™, HYFT Matrix™, HYFT Prime™, B cell Llama™ are trademarks of MindWalk Holdings Corp. or its subsidiaries. All other trademarks are the property of their respective owners.

Investor Relations Contact

Louie Toma, CPA, CFA

Managing Director, CoreIR

investors@mindwalkai.com

Source: MindWalk Holdings Corp.